Registration No. 33-34555
   __________________________________________________________________________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                           ___________________________

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               __________________

                           UNIVERSAL FOODS CORPORATION
             (Exact name of registrant as specified in its charter)

               Wisconsin                                39-0561070
    (State or other jurisdiction of      (I.R.S. Employer Identification No.)
    incorporation or organization)

             433 East Michigan Street
             Milwaukee, Wisconsin                               53202
     (Address of principal executive offices)                (Zip Code)


              UNIVERSAL FOODS CORPORATION 1990 EMPLOYEE STOCK PLAN
                              (Full title of plan)

      Terrence M. O'Reilly, Vice
              President,                        Copy to:
     Secretary and General Counsel
      Universal Foods Corporation           Patrick G. Quick
       433 East Michigan Street             Foley & Lardner
      Milwaukee, Wisconsin  53202      777 East Wisconsin Avenue
            (414) 271-6755            Milwaukee, Wisconsin  53202
     (Name, address and telephone            (414) 297-5678
     number, including area code,
         of agent for service)



                         CALCULATION OF REGISTRATION FEE

    Title of             Amount         Proposed    Proposed Maximum
Securities to be         to be          Maximum        Aggregate      Amount of
   Registered          Registered       Offering       Offering       Registra-
                                         Price           Price        tion Fee
                                            Per Share

Common Stock,         576,975 shares    $33.00(1)   $19,040,175.00(1)  $6,565.58
  $.10 par value

  Common Stock,         576,975 rights       (2)             (2)            (2)
     Purchase Rights

   (1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the registration fee based on the average of the high and low prices for Universal Foods Corporation Common Stock as reported on the New York Stock Exchange on September 21, 1995.

   (2) The value attributable to the Common Stock Purchase Rights is reflected in the market price of the Common Stock to which the Rights are attached.
                        _________________________________

                              ____________________

          The contents of Form S-8 Registration Statement No. 33-34555 are incorporated herein by reference. This Form S-8 Registration Statement includes a reoffer prospectus relating to the offer and sale of shares of Common Stock which are or may become issuable under the Universal Foods Corporation 1990 Employee Stock Plan, which prospectus has been prepared in accordance with the requirements of Part I of Form S-3.

                           UNIVERSAL FOODS CORPORATION

          Cross Reference Sheet showing location in Prospectus of information required by Form S-3.


             Form S-3 Item               Location in Prospectus

    1.    Forepart of the           Facing page; cross-reference
          Registration Statement    sheet, front cover page
          and Outside Front Cover
          Page of Prospectus

    2.    Inside Front and Outside  Inside front cover page;
          Back Cover Pages of       Available Information;
          Prospectus                Incorporation of Documents by
                                    Reference

    3.    Summary Information,      Front cover page
          Risk Factors and Ratio
          of Earnings to Fixed
          Charges

    4.    Use of Proceeds           Use of Proceeds

    5.    Determination of          Not Applicable
          Offering Price

    6.    Dilution                  Not Applicable

    7.    Selling Security Holders  Selling Shareholders

    8.    Plan of Distribution      Plan of Distribution

    9.    Description of            Incorporation of Documents by
          Securities to be          Reference; Rights to Purchase
          Registered                Common Stock

    10.   Interests of Named        Experts
          Experts and Counsel

    11.   Material Changes          Not Applicable

    12.   Incorporation of Certain  Incorporation of Documents by
          Information by Reference  Reference

    13.   Disclosure of Commission  Indemnification
          Position on
          Indemnification for
          Securities Act
          Liabilities

                           UNIVERSAL FOODS CORPORATION

                                 576,975 SHARES

                             COMMON STOCK, PAR VALUE
                                 $.10 PER SHARE

                            1990 EMPLOYEE STOCK PLAN

                                 _______________

          This Prospectus relates to an offering by the selling shareholders listed herein (the "Selling Shareholders") of up to an aggregate of 576,975 shares of Common Stock, par value $.10 per share ("Common Stock"), of Universal Foods Corporation, a Wisconsin corporation (the "Company"), representing shares which are or may become issuable upon exercise of stock options or other awards previously granted by the Company to the Selling Shareholders under the Universal Foods Corporation 1990 Employee Stock Plan (the "Plan"). Each share of Common Stock issued will include one right to purchase Common Stock (collectively, the "Rights") as hereinafter described. See "Rights to Purchase Common Stock." Unless the context requires otherwise, all references to Common Stock herein shall include the accompanying Rights. The principal executive offices of the Company are located at 433 East Michigan Street, Milwaukee,
   Wisconsin  53202 and its telephone number is (414) 271-6755.

          The Selling Shareholders have advised the Company that the shares of Common Stock covered hereby will be offered and sold, from time to time, by or for their account in solicited or unsolicited transactions on or off the New York Stock Exchange. Sales will be effected at such prices and for such consideration (which need not be cash), as may be obtainable and as may be satisfactory to the Selling Shareholder. The last sale price of the Common Stock on the New York Stock Exchange on September 15, 1995, was $32-7/8 per share.

          The Company does not know of any arrangement or agreement between the Selling Shareholders and any underwriter, broker or dealer for the offering or sale of the Common Stock offered hereby. The Company expects that the Selling Shareholders will sell the Common Stock through one or more registered brokers or dealers and that normal commission expenses and brokerage fees will be paid individually by the Selling Shareholders in connection with such sales. All costs, expenses and fees incurred in connection with the registration of the Common Stock are being borne by the Company, but all selling and other expenses incurred by the Selling Shareholders will be paid by the Selling Shareholders. The Company will not receive any of the proceeds from the sales of the Common Stock.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is September 28, 1995.

                                TABLE OF CONTENTS

                                                                     Page No.

   Available Information . . . . . . . . . . . . . . . . . . . . . . . . .  3

   Incorporation of Documents by Reference . . . . . . . . . . . . . . . .  3

   Rights to Purchase Common Stock . . . . . . . . . . . . . . . . . . . .  4

   Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5

   Selling Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . .  6

   Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . .  6

   Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7

   Indemnification . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7

                              AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission ("Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 75 Park Place, 14th Floor, New York, New York
   10007; Los Angeles Regional Office, 5757 Wilshire Boulevard, Suite 500 East, Los Angeles, California 90036-3648; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

          The Common Stock is listed on the New York Stock Exchange. Reports and other information concerning the Company can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

          The following documents have been previously filed by the Company with the Commission and are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the year ended September 30, 1994, which includes certified financial statements as of and for the year ended September 30, 1994.

          2. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since September 30, 1994.

          3.   The description of the Company's Common Stock contained in
     Item 1 of the Company's Registration Statement on Form 8-A, dated December 29, 1976, as amended by Form 8 dated July 16, 1986, and any other amendments or reports filed for the purpose of updating such description.

          4. The description of the Company's Common Stock Purchase Rights contained in Item 1 of the Company's Registration Statement on Form 8-A, dated September 15, 1988, as amended by Form 8, dated December 22, 1988, and any other amendments or reports filed for the purpose of updating such description.

          All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of filing of this Registration Statement and prior to such time as the Company files a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which with all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents incorporated by reference herein, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. Such requests should be addressed to Universal Foods Corporation, 433 East Michigan Street, Milwaukee, Wisconsin 53202,
   Attention:  Terrence M. O'Reilly; telephone (414) 271-6755.


                         RIGHTS TO PURCHASE COMMON STOCK

          On September 8, 1988, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of Common Stock. The dividend was paid on September 30, 1988 (the "Record Date") to the shareholders of record on that date. Each Right entitles the holder to purchase from the Company one share of Common Stock at a price of $50 per share of Common Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Firstar Trust Company, as Rights Agent (the "Rights Agent"). The description of the Rights contained herein is qualified in its entirety by reference to the Rights Agreement.

          As of the date of this Prospectus, the Rights are not exercisable, and are transferred with and only with shares of Common Stock. However, the Rights become exercisable (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of twenty percent (20%) or more of the outstanding shares of Common Stock, or (ii) ten (10) business days (subject to extension by the Board of Directors of the Company) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of twenty percent (20%) or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date").

          The Rights will expire on September 8, 1998 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below. So long as the Rights are attached to the shares of Common Stock, the Company will issue one Right with each new share of Common Stock.

          The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase shares of Common Stock at a price, or securities convertible into shares of Common Stock with a conversion price, less than the then current market price of the Common Stock, or (iii) upon the distribution to holders of shares of Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          In the event that the Company is acquired in a merger or other business combination transaction or fifty percent (50%) or more of its consolidated assets or earnings power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person (unless such person first acquires twenty percent (20%) or more of the outstanding shares of Common Stock by a purchase pursuant to a tender offer for all of the shares of Common Stock for cash, which purchase increases such person's beneficial ownership to eighty percent (80%) or more of the outstanding shares of Common Stock), proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

          At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of twenty percent (20%) or more of the outstanding shares of Common Stock and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

          At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of twenty percent (20%) or more of the outstanding shares of Common Stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). In addition, if a bidder who does not beneficially own more than one percent (1%) of the Common Stock (subject to certain other conditions) proposes to acquire all of the Common Stock (and all other shares of capital stock of the Company generally entitled to vote) for cash at a price which a nationally recognized investment banker selected by such bidder states in writing is fair, and such bidder has obtained written financing commitments (or otherwise has financing) and complies with certain procedural requirements, then the Company, upon the request of the bidder, will hold a special shareholders meeting to vote on a resolution requesting the Board of Directors to accept the bidder's proposal. If a majority of the outstanding shares entitled to vote on the proposal vote in favor of such resolution, then for a period of sixty (60) days after such meeting the Rights will be automatically redeemed at the Redemption Price immediately prior to the consummation of any tender offer for all of such shares at a price per share in cash equal to or greater than the price offered by such bidder; provided, however, that no redemption will be permitted or required after the acquisition by any person or group of affiliated or associated persons of beneficial ownership of twenty percent (20%) or more of the outstanding shares of Common Stock. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. Although the Rights Plan may to some extent discourage a change of control of the Company, the Company believes that the benefits of the Rights Plan outweigh any such deterrent effects.


                                 USE OF PROCEEDS

          The Company will not receive any proceeds from the sale by the Selling Shareholders of the shares of Common Stock offered hereby. The proceeds from the sales of the shares of Common Stock offered hereby shall be retained solely by the Selling Shareholders. See "SELLING
   SHAREHOLDERS" and "PLAN OF DISTRIBUTION."

                              SELLING SHAREHOLDERS

          The following table sets forth the names of the Selling
   Shareholders and certain information about them as of July 31, 1995, which information has been furnished to the Company by such Selling
   Shareholders. All of the Selling Shareholders are executive officers and, in the case of Messrs. Osborn and Manning, directors of the Company.

                                                        Number of
                                                         Shares
                                                          to be
                           Number of     Number of    Beneficially
                            Shares         Shares      Owned Upon
                         Beneficially     Offered     Completion of
           Name            Owned(1)      Hereby(2)     Offering(3)

    Guy A. Osborn           468,329     164,925          303,404

    Kenneth P. Manning      173,354      92,700           80,654

    Richard F. Hobbs         64,455      26,475           37,980

    Terrence M.              53,723      37,925           15,798
    O'Reilly

    Gary W. Sanderson        90,794      33,025           57,769

    Richard Carney           26,208      19,750            6,458

    Michael A. Wick          89,061      59,975           29,086

    Thomas J. Degnan        106,718      53,075           53,643

    James F. Palo           117,380      58,925           58,455

    Kenneth G. Scheffel      68,223      30,200           38,023

    _______________

    (1) Includes shares issuable upon exercise of outstanding options.

    (2) Represents shares issued or issuable pursuant to options or other awards granted under the Plan as of July 31, 1995.

    (3) No Selling Shareholder would own 1% or more of the Company's Common Stock, except Mr. Osborn who would own approximately 1.1%.

                              PLAN OF DISTRIBUTION

          The Common Stock offered pursuant to this Prospectus may be sold from time to time directly by the Selling Shareholders, so long as the Registration Statement of which this Prospectus is a part ("Registration Statement") remains effective. Alternatively, the Selling Shareholders may from time to time offer the Common Stock offered hereby for sale through underwriters, dealers or agents. The distribution of the Common Stock offered hereby by the Selling Shareholders may be effected from time to time, so long as the Registration Statement remains effective, in one or more transactions (i) on the New York Stock Exchange, including ordinary broker's transactions, (ii) in privately-negotiated transactions, or (iii) through sales to one or more brokers/dealers for resale of such Common Stock as principals. Such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Shareholders in connection with such sales.

          The Company will pay the expenses incident to the registration of the Common Stock offered hereby. Any expenses, commissions or discounts of underwriters, dealers or agents, however, will be paid by the Selling Shareholders.


                                     EXPERTS

          The financial statements and the related financial statement schedules incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1994, have been audited by Deloitte & Touche LLP independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                                 INDEMNIFICATION

          Pursuant to the Wisconsin Business Corporation Law and the Company's By-Laws, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his duties to the Company and such breach or failure constituted: (a) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. It should be noted that the Wisconsin Business Corporation Law specifically states that it is the public policy of the State of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, directors of the Company are not subject to personal liability to the Company, its shareholders or any person asserting rights on behalf of the Company or its shareholders, for certain breaches or failures to perform any duty resulting solely from their status as such directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

          Expenses for the defense of any action for which indemnification may be available may be advanced by the Company under certain circumstances.

          The indemnification provided by the Wisconsin Business Corporation Law and the Company's By-Laws is not exclusive of any other rights to which a director or officer of the Company may be entitled.

          The Company maintains a liability insurance policy for its directors and officers as permitted by Wisconsin law, which may extend to, among other things, liability arising under the Securities Act of 1933, as amended.

                              ____________________

          No dealer, salesman or any other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offering contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholder. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities covered by this Prospectus by the Company or the Selling Shareholder in any state to any person to whom it is unlawful for the Company or such Selling Shareholder to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts herein set forth since the date hereof.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, and State of Wisconsin, on this 14th day of September, 1995.

                                   UNIVERSAL FOODS CORPORATION



                                   By:  /s/  Terrence M. O'Reilly
                                        Terrence M. O'Reilly, Vice President,
                                        Secretary and General Counsel


                                POWER OF ATTORNEY

          Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons in the capacities indicated as of September 14, 1995.

          Each person whose signature appears below constitutes and appoints Guy A. Osborn, Kenneth P. Manning and Terrence M. O'Reilly, and each of them individually, his/her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

    /s/  Guy A. Osborn
    Guy A. Osborn                   Leon T. Kendall*
    Chairman, Chief Executive       Director
    Officer and Director
    (Principal Executive Officer)



    /s/  Michael Fung               ______________________________
    Michael Fung                    James H. Keyes
    Vice President and Chief        Director
    Financial Officer
    (Principal Financial Officer)


    /s/  Michael L. Hennen          ______________________________
    Michael L. Hennen               Kenneth P. Manning
    Corporate Controller            President, Chief Operating
    (Principal Accounting Officer   Officer and
    and Controller)                   Director



    Michael E. Batten*              Charles S. McNeer*
    Director                        Director



    ______________________________
    John F. Bergstrom               John L. Murray*
    Director                        Director


                                    ______________________________
    James L. Forbes*                William U. Parfet
    Director                        Director



                                    ______________________________
    Dr. Olan D. Forker*             Essie Whitelaw
    Director                        Director

    Dr. Carol I. Waslien Ghazaii*
    Director



   * By   /s/  Terrence M. O'Reilly
          Terrence M. O'Reilly
          Attorney-in-fact

                                  EXHIBIT INDEX

                           UNIVERSAL FOODS CORPORATION
                         FORM S-8 REGISTRATION STATEMENT


                                                       Page Number in
                                                        Sequentially
                                                          Numbered
                                                        Registration
    Exhibit No.                 Exhibit                   Statement

        (4)      Universal Foods Corporation 1990             *
                 Employee Stock Plan

       (23)      Consent of Deloitte & Touche LLP

      (24.1)     Power of Attorney relating to               __
                 subsequent amendments (included on
                 the signature page to this
                 Registration Statement)
      (24.2)     Power of Attorney relating to this           *
                 amendment (previously included on
                 the signature page to this
                 Registration Statement filed on
                 April 26, 1990).




   _______________

   * Previously filed.